Exhibit 3.6

                           TALENT CONSULTANT AGREEMENT

This Talent Agreement is between Gina Mouery a.k.a. Gina D. hereafter referred to as Gina, located at 1423 Redwood Grove Terrace, Lake Mary, FL 32746 and ClubHouse Videos, Inc., hereafter referred to as CLUB, located at 2005 Tree Folk Lane, Longwood, FL 32750.

FOR VALUABLE CONSIDERATION BOTH PARTIES AGREE AS FOLLOWS:

CLUB desires to market, sell and distribute Videos, DVD's and CD's using the name, likeness and perfomance of Gina D. on an exclusive basis including all licensing of merchandise using her image, performance and likeness throughout the world on DVD's, Videos, CD's, music and spoken word on the Internet or any other media now known or unknown form productions to be produced by Raven Moon Entertainment, Inc. for a period of five (5) years beginning May 1, 2003.

For this right, CLUB agrees as follows:

     1. For personal appearances to promote these products, CLUB agrees to pay Gina a minimum monthly advance of $20,000 in cash or S-8 stock per month at 50% of the 10 day average closing bid price for 60 months as of the effective date of this agreement against five (5) percent of any and all gross revenues received by CLUB from these products.

     2. In addition to compensation as stated above and other compensation and expenses to be paid and reimbursed as determined by the Executive Producers from the productions or promotional budgets for the use of her time in the recording studio, sound stage, development and marketing meetings to promote the products, CLUB agrees to grant Gina the following:

               a) Gina shall receive $240,000 in S-8 Stock Options per year for five (5) years at an exercise price of 50% of the 10 day average closing bid price per share.

               b) Reimbursement of any prior agreed to out of pocket expenses incurred by her on behalf of the promotion of these products.

               c)   Gina agrees to grant CLUB, One Option for an additional five
                    (5) year period at the same compensation terms as stated above.

This is a complete understanding between both parties that cannot be changed except in writing by both parties.

Both parties agree that this agreement will be governed under the laws of the State of Florida and any disputes will be settled in arbitration in Orange County, Florida.

Dated: ___________________

ACCEPTED AND AGREED TO:

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Gina Mouery a.k.a. Gina D.                           ClubHouse Videos, Inc.